Exhibit 12

Genworth Financial, Inc.

Statement of Ratio of Income to Fixed Charges

(Dollar amounts in millions)

	Years ended December 31,
	2008	2007	2006	2005	2004
Income (loss) from continuing operations before income taxes and accounting changes	$(942)	$1,606	$1,853	$1,745	$1,584
Fixed charges included in income (loss) from continuing operations:
Interest expense	470	481	364	293	217
Interest portion of rental expense	18	15	15	13	14

Subtotal	488	496	379	306	231
Interest credited to investment contractholders	1,293	1,552	1,520	1,423	1,431

Total fixed charges from continuing operations	1,781	2,048	1,899	1,729	1,662

Fixed charges included in income from discontinued operations:
Interest expense	—	—	—	—	—
Interest portion of rental expense	—	—	—	—	—

Subtotal	—	—	—	—	—
Interest credited to investment contractholders	—	1	2	2	1

Total fixed charges from discontinued operations	—	1	2	2	1

Total fixed charges	1,781	2,049	1,901	1,731	1,663

Income (loss) available for fixed charges (including interest credited to investment contractholders)	$839	$3,655	$3,754	$3,476	$3,247

Income (loss) available for fixed charges (excluding interest credited to investment contractholders)	$(454)	$2,102	$2,232	$2,051	$1,815

Ratio of income (loss) to fixed charges (including interest credited to investment contractholders)	0.47	1.78	1.97	2.01	1.95
Ratio of income (loss) to fixed charges (excluding interest credited to investment contractholders)	(0.93)	4.24	5.89	6.70	7.86

For the year ended December 31, 2008, additional income required to achieve a 1:1 ratio coverage was $942 million.